Exhibit 99.7

This is a joint press release by Klépierre S.A. and Corio N.V. pursuant to the provisions of Section 10 Paragraph 3 and Section 18 Paragraph 3 of the Netherlands Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft) in connection with the recommended public exchange offer by Klépierre S.A. for all the issued and outstanding ordinary shares in the capital of Corio N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Corio N.V. or Klépierre S.A. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, Canada and Japan. Capitalized terms not defined in this press release will have the meaning as set forth in the Offer Memorandum.

Joint Press Release	27 October 2014

Recommended exchange offer by Klépierre for all issued and outstanding ordinary shares of Corio – publication of the documentation relating to the offer and the contemplated merger of Corio into Klépierre

Transaction highlights

•	Recommended public exchange offer for all Corio Shares at an exchange ratio of 1.14 New Klépierre Shares for each Corio Share.

•	The exchange ratio of 1.14 implies a premium of 15.6% based on the Klépierre closing price of EUR 36.36 and the Corio closing price of EUR 35.84 on 28 July 2014, the last trading day prior to the Initial Announcement.

•	The Corio Management Board and Corio Supervisory Board fully support and unanimously recommend the Offer for acceptance and the Merger for approval.

•	The Corio N.V. and the Klépierre Works Councils have rendered a positive advice in respect of the transaction.

•	Simon Property Group and BNP Paribas, Klépierre’s largest shareholders, as well as APG, Corio’s largest shareholder, fully support the contemplated transaction. APG has agreed to irrevocably tender its block of 30.6% Corio shares under the Terms of the Offer.

•	The Acceptance Period commences at 9:00 CET on 31 October 2014 and ends at 17:40 CET on 8 January 2015, unless extended.

•	The Corio EGM will be held on 8 December 2014 in Utrecht, the Netherlands.

•	The Klépierre EGM will be held on 11 December 2014 in Paris, France.

•	The Offer shall be subject to satisfaction or waiver of the Offer Conditions, including an acceptance threshold of 95%. The acceptance threshold will be lowered to 80% if the Corio EGM adopts the Merger Proposal with at least 66.67% of the votes cast.

•	Klépierre and Corio agreed that a Merger may be implemented after completion of the Offer in order to achieve full integration of their respective businesses.

•	Klépierre has already obtained clearance from the Turkish competition authority and is in the process of seeking other required regulatory approvals.

•	Corio intends to pay an interim dividend to the Shareholders. Klépierre will concurrently pay to its shareholders an interim per share dividend corresponding to the per share dividend distributed by Corio divided by 1.14.

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Paris, France and Utrecht, the Netherlands, 27 October 2014

Further to the joint press release of Klépierre S.A. (Klépierre) (Euronext Paris) and Corio N.V. (Corio) (Euronext Amsterdam) of 29 July 2014, Klépierre and Corio announce the publication of an offer memorandum in the Netherlands (the “Offer Memorandum”) which was approved by the Dutch Autoriteit Financiële Markten or AFM, and that Klépierre has published a prospectus which was approved by the French Autorité des marchés financiers (the “AMF”) on 27 October 2014 (the “Prospectus”).

With the publication of the Offer Memorandum today, Klépierre is making a recommended exchange offer to all holders of issued and outstanding ordinary shares (the “Shareholders”) with a nominal value of EUR 10.00 each in the capital of Corio (the “Shares”) to acquire their Shares on the terms and conditions set forth in the Offer Memorandum (the “Offer”).

The Offer

Shareholders tendering their Shares under the Offer will receive 1.14 New Klépierre Shares (the “Exchange Ratio”), on the terms and subject to the conditions and restrictions set out in the Offer Memorandum in consideration for each validly tendered Share, and each defectively tendered Share if Klépierre accepts such defective tender, that is not validly withdrawn (a “Tendered Share”) that is transferred (geleverd) to Klépierre (the “Offer Consideration”). The Offer Consideration is cum dividend, except for the dividend distribution set out below.

Corio and Klépierre Dividend

Corio intends to distribute, before the Settlement Date, a dividend to the Shareholders, in order to comply with its obligations under the FBI regime for the 2014 financial year and the period running from 1 January 2015 until the Merger Date. In order to maintain an Exchange Ratio of 1.14 New Klépierre Shares for each Share, Klépierre will concurrently distribute to its shareholders, before the Settlement Date, an interim per share dividend with regards to the 2014 fiscal year corresponding to the per share dividend distributed by Corio divided by 1.14.

To date, the amount of the estimated dividend to be distributed by Corio is EUR 1.03 per Share. In order to maintain a Merger Exchange Ratio of 1.14 Klépierre Shares for each Corio Share, Klépierre will concurrently distribute to its shareholders an interim dividend of EUR 0.91 per Klépierre ordinary share. These amounts will be re-assessed and, if necessary, adjusted, before distribution.

The holders of New Klépierre Shares received in the context of the Offer will be entitled to the remainder of the dividend to be paid by Klépierre for the fiscal year 2014 following the Klépierre annual shareholders’ meeting to be held in 2015.

Unanimous recommendation from the Corio Boards

After having given due and careful consideration to the strategic rationale and the financial and non-financial aspects and consequences of the proposed Transactions, the Corio Boards have reached the conclusion that the Offer and the Merger provide a fair price to the Shareholders and are in the best interests of Corio and its stakeholders, including all Shareholders, subject to a

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Superior Offer or a Klépierre Stock Event. As further set out in the Position Statement, the Corio Boards have also obtained fairness opinions from Deutsche Bank AG, London Branch and Goldman Sachs International in which they have opined that, as of the date of the Merger Protocol and subject to and based upon the factors and assumptions set forth in their respective opinions, the Offer was fair to the Shareholders of Corio (other than Klépierre and its affiliates) from a financial point of view.

With reference to the above, the Corio Supervisory Board and the Corio Management Board unanimously recommend the Offer for acceptance and the Merger for approval to the Shareholders and unanimously recommend the Shareholders to vote in favour of the Corio Resolutions at the Corio EGM.

Extraordinary general meeting of shareholders of Corio

At 15:00 CET on 8 December 2014, an extraordinary general meeting of Corio (the “Corio EGM”) will be convened at the Spoorwegmuseum, located at the Maliebaanstation, 3581 XW Utrecht, the Netherlands, to discuss, amongst other matters, the Offer and the Merger.

At the Corio EGM, the Shareholders shall be requested to (i) resolve on an amendment of the Corio Articles of Association in preparation of the Merger, (ii) approve the Merger and adopt all other resolutions required in order to effect the Merger, and (iii) adopt resolutions regarding the composition of the Corio Boards as per the Settlement Date.

A position statement providing further information to the Shareholders in accordance with Article 18, Paragraph 2 of the Decree, is made available by Corio as of today. Further reference is made to the agenda for the Corio EGM and the explanatory notes thereto, published today by Corio on its website (www.corio-eu.com).

Extraordinary general meeting of shareholders of Klépierre

At 15:00 CET on 11 December 2014, an extraordinary general meeting of Klépierre (the “Klépierre EGM”) will be convened at Théâtre Edouard VII, 10 place Edouard VII, 75009 Paris, France, to discuss, amongst other matters, the Offer and the Merger.

At the Klépierre EGM, the Klépierre Shareholders shall be requested to (i) take all necessary resolutions to issue the required number of New Klépierre Shares for the Exchange Offer, (ii) approve the Merger and adopt all other resolutions required in order to effect the Merger, and (iii) vote for the appointment of the new members of the Klépierre Supervisory Board.

Further reference is made to the agenda for the Klépierre EGM and the explanatory notes thereto, published today by Klépierre on its website (www.klepierre.com).

Committed Shares

APG, Corio’s largest shareholder with a 30.6% interest, has entered into an irrevocable undertaking with Klépierre to tender its Shares under the terms of the Offer, to support the Transactions and to vote in favour of all resolutions relating to the Transactions to be taken at the Corio EGM, in accordance with the terms of the irrevocable undertaking.

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Committed support from Klépierre’s largest shareholders

Klépierre’s largest shareholders, SPG, with a 29.4% interest (excluding treasury shares), and BNP Group, with a 21.7% interest (excluding treasury shares), have entered into an irrevocable undertaking with Klépierre pursuant to which they have committed to Corio to support the Transactions and to vote in favour of all resolutions relating to the Transactions to be taken at the Klépierre EGM, in accordance with the terms of the respective irrevocable undertakings.

Works council advice

The applicable employee consultation procedures regarding the Offer and/or the Merger in the Netherlands and in France have been completed. The works council of Corio N.V. has rendered positive advice in respect of the Offer and the Merger. The works council of Corio France has rendered a negative advice in respect of the Merger. The works council of Klépierre has rendered a positive advice in respect of the Merger.

Merger clearance filings

Klépierre has obtained merger clearance from the Turkish competition authority (Rekabet Kurumu) on 12 September 2014. Klépierre submitted a merger notification with the French competition authority (Autorité de la concurrence) on 8 October 2014. A positive decision from the French competition authority is expected before the end of November 2014.

Acceptance Period (aanmeldingstermijn)

The Acceptance Period under the Offer begins at 9:00 CET on 31 October 2014 and expires at 17:40 CET on 8 January 2015, unless Klépierre extends the Acceptance Period in accordance with Article 15 of the Decree and Section 5.7 of the Offer Memorandum. The day on which the Acceptance Period expires, whether or not extended, is the “Last Day of Acceptance Period”.

Shares tendered on or prior to the Last Day of Acceptance Period may not be withdrawn, subject to the right of withdrawal of any tender in accordance with the provisions of Article 5b Paragraph 5, Article 15 Paragraphs 3 and 8, and Article 15a Paragraph 3 of the Decree. In case of extension of the Offer Period, any Shares previously tendered and not withdrawn will remain subject to the Offer.

Acceptance by Shareholders

Holders of Shares that are held through an Intermediary are requested to make their acceptance known through their bank or stockbroker no later than by 17:40 CET on the Last Day of Acceptance Period. The relevant custodian, bank or stockbroker may set an earlier deadline for communication by holders of such Shares in order to permit the custodian, bank or stockbroker to communicate the acceptance to the Exchange Agent in a timely manner.

Intermediaries may tender Shares for acceptance only to the Exchange Agent and only in writing. In submitting the acceptance, the Intermediaries are required to declare that: (i) they have the Shares tendered by the relevant Shareholder in their administration, (ii) each Shareholder that accepts the Offer irrevocably represents and warrants that the Shares tendered by the Shareholder are being tendered in compliance with the restrictions set out in the Offer Memorandum, and (iii) they undertake to effect the transfer (levering) of the relevant Shares to Klépierre on or before the Settlement Date, provided that the Offer has been declared unconditional.

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Registered Holders wishing to accept the Offer in respect of the Shares so registered, and wishing to transfer (leveren) those Shares, must deliver a completed and signed acceptance form to the Exchange Agent no later than by 17:40 CET on the Last Day of Acceptance Period. The acceptance form is available upon request from the Exchange Agent. The acceptance form will also serve as a deed of transfer (akte van levering) with respect to the Shares referenced in the acceptance form.

Extension of the Acceptance Period

Klépierre reserves the right to extend the Acceptance Period for a minimum of two weeks and a maximum of ten weeks in accordance with the Decree and Section 5.7 of the Offer Memorandum. If the Acceptance Period is extended, Klépierre will make an announcement to that effect no later than on the third Business Day following the most recently scheduled Last Day of Acceptance Period.

Declaring the Offer unconditional (gestanddoening)

The Offer will be subject to certain conditions precedent set out in Section 6.11 of the Offer Memorandum (the “Offer Conditions”) being satisfied on the Last Day of Acceptance Period. The Offer Conditions may be waived, to the extent permitted by law and by agreement, as set out in Section 6.11.2 of the Offer Memorandum.

The Offer Conditions include the condition that the aggregate number of Shares having been tendered for acceptance on the Last Day of Acceptance Period, together with (i) the Shares that are directly or indirectly held by Klépierre and (ii) the Shares that are committed to Klépierre or its Subsidiaries in writing, shall represent at least (i) 95% of the issued share capital of Corio at the Last Day of Acceptance Period; or (ii), if the Corio EGM has adopted the Combined Corio Merger Resolutions with at least a 66.67% majority of the votes cast at the Corio EGM, 80% of the issued share capital of Corio at the Last Day of Acceptance Period.

No later than on the third Business Day following the Last Day of Acceptance Period, Klépierre will determine whether or not the Offer Conditions have been satisfied or are to be waived. In addition, Klépierre shall announce on such date, in accordance with Article 16 of the Decree, whether or not (i) Klépierre declares the Offer unconditional, (ii) the Offer will be extended in accordance with Article 15 of the Decree, or (iii) the Offer is terminated as a result of the Offer Conditions not having been satisfied or waived.

Settlement

If Klépierre declares the Offer unconditional, Shareholders who have validly tendered or defectively tendered (provided that such defect has been waived by Klépierre) and transferred their Shares for acceptance under the Offer prior to or on the Last Day of Acceptance Period (each of these Shares, a “Tendered Share”) will be paid the Offer Consideration in respect of each Tendered Share, and Klépierre shall accept the transfer of and acquire each Tendered Share promptly, but in any event within five Business Days following the Unconditional Date.

Klépierre shall determine the number of New Klépierre Shares to be issued for the payment of the Offer Consideration in respect of the Tendered Shares. Klépierre shall procure that the required number of New Klépierre Shares will be issued on or before the Settlement Date and that the Klépierre Shares, including the New Klépierre Shares, will be admitted to listing and trading on Euronext Amsterdam and Euronext Paris as of that date.

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Post-Acceptance Period (na-aanmeldingstermijn)

If Klépierre declares the Offer unconditional, Klépierre may, within three Business Days after declaring the Offer unconditional, publicly announce a post-acceptance period of a maximum of two weeks (the “Post-Acceptance Period”). During the Post-Acceptance Period Shareholders that did not tender their Shares during the Acceptance Period may tender their Shares on the same terms and subject to the same restrictions as the Offer.

The Merger

Klépierre and Corio intend to further integrate their businesses after completion of the Offer by means of statutory cross-border merger (grensoverschrijdende fusie) between Klépierre and Corio, with Klépierre as the surviving entity and Corio as the disappearing entity (the “Merger”).

•	The Merger may only be implemented after the Offer has been declared unconditional, and Settlement has occurred.

•	The exchange ratio to be applied in the Merger shall be equal to the Exchange Ratio.

•	The general meeting of shareholders of Corio and the general meeting of shareholders of Klépierre decide upon the Merger.

•	The resolution of the Corio EGM to approve the Merger shall require a 66.67% majority of the votes cast at the meeting.

•	The Corio Management Board and Corio Supervisory Board fully support and unanimously recommend the Merger for approval to the Corio Shareholders.

•	The Klépierre Executive Management Board and Klépierre Supervisory Board fully support and unanimously recommend the Merger for approval to the Klépierre Shareholders.

•	The Corio N.V. Works Council has rendered a positive advice in respect of the Merger.

•	APG, Corio’s largest shareholder with a 30.6% interest, has entered into an irrevocable undertaking with Klépierre, inter alia to vote in favour of the Merger at the Corio EGM.

•	Klépierre’s largest shareholders, Simon Property Group, with a 29.4% interest in Klépierre, and BNP Paribas, with a 21.7% interest in Klépierre[1], have agreed to an irrevocable undertaking to support the Transaction and to vote in favour of the Merger at the Klépierre EGM.

•	Shareholders who voted against the Merger at the Corio EGM may elect not to become a shareholder of Klépierre and file with Corio a request for cash compensation (“Withdrawing Shareholders”) within one month after the Corio EGM (subject to withholding taxes and other taxes).

•	Detailed information regarding the Merger is included in the Offer Memorandum (Section 6.12), the Position Statement and Merger Terms as published by Corio and Klépierre as per the date hereof. Shareholders are advised to read the Merger Terms carefully.

•	If the Merger is pursued, it is expected that the Merger will be implemented in the first or second quarter of 2015.

[1]	Based on outstanding number of shares excluding treasury shares

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The cash compensation payable to Withdrawing Shareholders shall be determined on the basis of a sale by an independent trustee of such number of New Klépierre Shares as corresponds to the aggregate number of Shares for which the Withdrawing Shareholders have requested a cash compensation, multiplied by the Merger Exchange Ratio. The cash compensation to be received by Withdrawing Shareholders will in principle be subject to 15% Dutch dividend withholding tax. A further explanation of the rights of Withdrawing Shareholders and the procedure for the determination of the cash compensation is provided for in section 6.12 of the Offer Memorandum and in the Merger Terms.

Liquidity, delisting and other post-closing restructuring measures

The purchase of Shares by Klépierre pursuant to the Offer will, among other things, reduce the number of Shareholders and the number of Shares that might otherwise trade publicly.

In the event that Klépierre acquires 95% or more of the Shares, Klépierre intends to procure that Corio’s listing on Euronext Amsterdam will be terminated as soon as possible following the Offer being declared unconditional.

Aside from the Merger, subject to the Offer being declared unconditional, Klépierre may effect or cause to effect any restructuring of the Corio group for the purpose of achieving an optimal operational, legal, financial or fiscal structure, some of which may have the effect of diluting the interest of any remaining minority Shareholders, including (i) a sale and transfer of assets and liabilities by any member of the Corio Group to Klépierre, (ii) a contribution of cash or assets by Klépierre or any of its subsidiaries to any member of the Corio group in exchange for Shares, or (ii) any other legal measure as set out in Section 6.13 of the Offer Memorandum.

As a result, the size of the free float of the Shares will be substantially reduced following completion of the Offer and trading volumes and liquidity of the Shares will be adversely affected.

Corporate governance

Jean-Marc Jestin and Bruno Valentin are to be appointed at the Corio EGM as CEO and CFO, respectively, of the Corio Management Board, as per the Settlement Date. Gerard Groener and Ben van der Klift will resign as per the Settlement Date. Frédéric Fontaine will continue to serve as CDO on the Corio Management Board.

Laurent Morel (as Chairman), Jean-Michel Gault and Marie-Thérèse Dimasi are to be appointed at the Corio EGM as new members of the Corio Supervisory Board as per the Settlement Date. Robert van der Meer (as representative of the Corio Works Council) and Roel van den Berg will continue to serve as members of the Corio Supervisory Board. The other current members of the Corio Supervisory Board will resign as per the Settlement Date.

David Armitage, currently Corio’s Head of Investment Strategy, is to be appointed by the Klépierre Supervisory Board as new member of the Klépierre Executive Board as per the Settlement Date. Laurent Morel, Jean-Michel Gault and Jean-Marc Jestin will continue to serve as CEO, CFO and COO of the Klépierre Executive Board.

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David Simon will remain Chairman of the Klépierre Supervisory Board. John Carrafiell and Jeroen Drost are to be appointed at the Klépierre EGM as new members of the Klépierre Supervisory Board, as per the Settlement Date. Philippe Thel will resign as member of the Klépierre Supervisory Board as per the Settlement Date. The other members of the Klépierre Supervisory Board will remain at their position.

Announcements

Any further announcements in connection with the Offer will be issued by press release issued in the Netherlands and France. Subject to any applicable requirements of the applicable rules and without limiting the manner in which Klépierre may choose to make any public announcement, Klépierre will have no obligation to communicate any public announcement other than as described above.

Offer Memorandum, Position Statement, Prospectus, Merger Terms and further information

Klépierre is making the Offer on the terms and subject to the conditions and restrictions contained in the Offer Memorandum and the Prospectus, dated 27 October 2014, which are available as of today. The Prospectus is composed of (i) the Klépierre Registration Document filed with the AMF on 10 March 2014 under number D.14-0130, (ii) the update of the Registration Document filed with the AMF on 27 October 2014 under number D.14-0130-A01 and (iii) the securities note (including the summary of the prospectus). In addition, as of today, Corio makes available the Position Statement, containing the information required by Article 18 Paragraph 2 and Annex G of the Decree, in connection with the Offer.

This announcement contains selected, condensed information regarding the Offer and does not replace the Offer Memorandum and/or the Position Statement. The information in this announcement is not complete and additional information regarding the Offer is contained in the Offer Memorandum and the Position Statement.

Shareholders are advised to review the Offer Memorandum and the Position Statement in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the Offer and the content of the Offer Memorandum and the Position Statement. Shareholders are also advised to consult their tax advisors regarding the tax consequences of tendering their Shares under the Offer.

Shareholders tendering their Shares under the Offer, will receive 1.14 New Klépierre Shares for each Tendered Share under the terms, conditions and restrictions of the Offer Memorandum. Information regarding the New Klépierre Shares is included in the Prospectus. Shareholders are advised to review the Prospectus in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the New Klépierre Shares.

The terms and conditions of the Merger are set forth in detail in the Merger Proposal, the special report of the Klépierre Executive Board (which includes the Document E, approved by the AMF on 27 October 2014) and the explanatory notes of the Corio Management Board (together the “Merger Terms”). Shareholders are also advised to review the Merger Terms in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the Merger.

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Digital copies of the Offer Memorandum, the Position Statement, the Prospectus, the Document E and the Merger Terms are available on the website of Klépierre (www.klepierre.com). Digital copies of the Position Statement, the Offer Memorandum, the Prospectus and the Merger Proposal with explanatory notes of the Corio Management Board are available on the website of Corio (www.corio-eu.com). Digital copies of the Prospectus and the Document E are also available on the AMF’s website (www.amf-france.org). Copies of the Offer Memorandum, the Prospectus and the Document E are also available free of charge at the offices of Klépierre and the Exchange Agent, at the addresses mentioned below. Copies of the Position Statement, the Offer Memorandum, the Prospectus and the Merger Proposal with explanatory notes of the Corio Management Board are also available free of charge at the offices of Corio at the address mentioned below. The websites of Klépierre and Corio do not constitute a part of, and are not incorporated by reference into, the Offer Memorandum, the Position Statement, the Prospectus or the Merger Proposal.

Exchange Agent

ABN AMRO Bank N.V.

Gustav Mahlerlaan 10

1000 EA Amsterdam

The Netherlands

Klépierre

Klépierre S.A.

26 boulevard des Capucines

75009 Paris

France

Corio

Corio N.V.

Hoog Catharijne

Van Duvenborch Building

Stationsplein 97

3503 RE Utrecht

The Netherlands

Advisors

In connection with the Transaction, Klépierre’s financial advisors are BNP Paribas and Lazard, and its legal counsels are Bredin Prat, De Brauw Blackstone Westbroek and Loyens & Loeff (for Dutch tax aspects). On behalf of Corio, Deutsche Bank AG, London Branch and Goldman Sachs International are acting as financial advisors and Allen & Overy LLP is acting as legal counsel. Freshfields Bruckhaus Deringer provided legal advice to Deutsche Bank AG, London Branch and Goldman Sachs International.

Restrictions

The Offer is being made in the Netherlands with due observance of the statements, conditions and restrictions included in the Offer Memorandum. Klépierre reserves the right to accept any tender under the Offer, which is made by or on behalf of a Shareholder, even if it has not been made in the manner set out in this Offer Memorandum.

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The distribution of the Offer Memorandum and/or the making of the Offer in jurisdictions other than the Netherlands may be restricted or prohibited by law. The Offer is not being made, and the Shares will not be accepted for purchase from any Shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents (to the extent applicable). Outside of the Netherlands, no actions have been or will be taken to make the Offer possible in any jurisdiction where such actions would be required. In addition, the Offer Memorandum has not been filed with or recognised by the authorities of any jurisdiction other than the Netherlands. Neither Klépierre, nor Corio, nor any of their advisors accept any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who forwards or intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands should carefully read Section 2 (Restrictions) and Section 3 (Important information) of the Offer Memorandum before taking any action. The release, publication or distribution of the Offer Memorandum and any documentation regarding the Offer or the making of the Offer in jurisdictions other than the Netherlands may be restricted by law and therefore persons into whose possession the Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restriction may constitute a violation of the law of any such jurisdiction.

United States of America

The Transactions will result in the acquisition of securities of a Dutch company and are subject to Dutch disclosure requirements, which differ from those of the United States. The financial information included or referred to herein has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The Offer will be made in the United States pursuant an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Securities Exchange Act”), and the issuance of Shares in the Transactions will be pursuant to an exemption from registration provided by Rule 802 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the Transactions will otherwise be made in accordance with the applicable regulatory requirements in the Netherlands. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for U.S. holders of Shares to enforce their rights and any claims arising under the U.S. federal securities laws, since Klépierre and Corio are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other

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than the United States. U.S. holders of Shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

In accordance with standard Dutch practice and pursuant to Rule 14e-5(b) of the U.S. Securities Exchange Act, Klépierre or its nominees, or its brokers (acting as agents), or affiliates of Klépierre’s financial advisors, may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be announced by press release in accordance with Article 13 of the Decree and posted on the website of Klépierre at (www.klepierre.com).

The Shares have not been registered in, and will not be registered with any securities regulatory authority of, any state or other jurisdiction of the United States, including the District of Columbia, Puerto Rico and Guam. Accordingly, any Shareholder in any jurisdiction of the United States may tender Shares under the Offer only if such Shareholder qualifies as an exempt investor meeting the applicable definition as set out in Section 21 of the Offer Memorandum (Exempt investors in U.S. Jurisdictions).

Canada and Japan

The Offer and any solicitation in respect thereof is not being made, and will not be made, directly or indirectly, in or into Canada or Japan, or by use of the mails, or by any means or instrumentality of interstate or foreign commerce, or any facilities of a national securities exchange, of Canada or Japan. This includes, but is not limited to, post, facsimile transmission or any other electronic form of transmission and telephone. Accordingly, copies of the Offer Memorandum and any related press announcements, acceptance forms and other documents are not being sent and must not be mailed or otherwise distributed or sent in, into or from Canada or Japan or, in their capacities as such, to custodians, nominees or trustees holding Shares for persons residing in Canada or Japan. Persons receiving the Offer Memorandum and/or such other documents must not distribute or send them in, into or from Canada or Japan, or use such mails or any such means, instrumentality or facilities for any purpose in connection with the Offer; so doing will invalidate any purported acceptance of the Offer. Klépierre will not accept any tender by any such use, means, instrumentality or facility from within Canada or Japan.

Tender and transfer of Shares constitute a representation and warranty that the person tendering the Shares (i) has not received or sent copies of the Offer Memorandum or any related documents in, into or from Canada or Japan and (ii) has not otherwise utilised in connection with the Offer, directly or indirectly, the mails or any means or instrumentality including, without limitation, facsimile transmission and telephone of interstate or foreign commerce, or any facility of a national securities exchange of, Canada or Japan. Klépierre reserves the right to refuse to accept any purported acceptance that does not comply with the foregoing restrictions, and any such purported acceptance will be null, void and without effect.

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Forward-looking statements

This announcement includes forward-looking statements. Forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. These statements are based on the current expectations of Klépierre and Corio and are naturally subject to uncertainty, changes and circumstances. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, anticipates”, “targets”, “estimates” and words of similar impact.

About Klépierre

A leading shopping center property company in Europe, Klépierre combines development, rental, property, and asset management skills. Its portfolio is valued at 14.0 billion euros on 30 June 2014 and essentially comprises large shopping centers in 13 countries of Continental Europe. Klépierre holds a controlling stake in Steen & Strøm (56.1%), Scandinavia’s number one shopping center owner and manager.

Klépierre’s largest shareholders are Simon Property Group (28.9%), world leader in the shopping center industry, and BNP Paribas (21.3%).

Klépierre is a French REIT (SIIC) listed on Euronext ParisTM and is included in the SBF 80, the EPRA Euro Zone, and the GPR 250 indexes. Klépierre is also included in several ethical indexes – DJSI World and Europe, FTSE4Good, STOXX® Global ESG Leaders, Euronext Vigeo France 20 and Eurozone 120 – and is a member of both Ethibel Excellence and Ethibel Pioneer investment registers. Klépierre is also ranked as a Green Star by GRESB (Global Real Estate Sustainability Benchmark). These distinctions mark the Group’s commitment to a voluntary sustainable development policy.

About Corio

Corio is a leading pan-European retail property company, specializing in the selection, development, redevelopment, and management of shopping centers. Corio currently has operations in seven countries: Italy, the Netherlands, France, Germany, Spain, Portugal, and Turkey. The portfolio consists of 57 shopping centers, offering space to more than 5,000 retailers to operate their businesses and hosting around 400 million visitors across the portfolio. Corio’s headquarters are in Utrecht, Netherlands.

The strategy of Corio is to create Favourite Meeting Places, as the success of a shopping center originates from the number of visitors we can attract: sustainable centers where people like to meet, spend time and shop; places they want to return to.

The company’s shares are traded on Euronext NYSE in Amsterdam. Under Dutch law, Corio is a closed-end fiscal investment institution (FBI). It has SIIC status in France. Since March 2008, Corio has been included in the AEX, the Dutch blue-chip index of 25 leading shares, as well as in EPRA, GPR, STOXX Europe 600, EURO STOXX, FTSE4 Good, DJSI and World, ASPI, Euronext Vigeo 120, and ECPI.

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INVESTOR RELATIONS CONTACTS

KLEPIERRE

Vanessa FRICANO - +33 1 40 67 52 24 / vanessa.fricano@klepierre.com

Julien ROUCH - +33 1 40 67 53 08 / julien.rouch@klepierre.com

CORIO

Ingrid PRINS - +31 (0)30 234 67 43 / ingrid.prins@nl.corio-eu.com

MEDIA CONTACTS

FRANCE

Jérôme BISCAY - +33 1 53 96 83 83 / klepierre@brunswickgroup.com

Aurélia DE LAPEYROUSE - +33 1 53 96 83 76 / klepierre@brunswickgroup.com

NETHERLANDS

Dirk DELMARTINO - +32 479 730 030 / ddelmartino@brunswickgroup.com

Maarten DIJKSMA - +31 6 21 17 04 34 / maarten.dijksma@citigateff.nl

Frank JANSEN - +31 6 21 54 23 69 / frank.jansen@citigateff.nl

UNITED KINGDOM

Marleen GEERLOF - +44 7974 982401 / mgeerlof@brunswickgroup.com

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